NEWS RELEASE
BROOKFIELD PROPERTIES REPORTS
THIRD QUARTER 2006 RESULTS
All dollar references are in U.S. dollars unless noted otherwise.
NEW YORK, November 2, 2006 – Brookfield Properties Corporation (BPO: NYSE, TSX) today announced net income of $35 million or $0.14 per diluted share for the quarter ended September 30, 2006 and funds from operations (“FFO”) of $109 million or $0.46 per diluted share.
Brookfield Properties leased 2.5 million square feet during the quarter, bringing the year-to-date leasing total to 4.8 million square feet.
FINANCIAL RESULTS
Net income for the three months ended September 30, 2006 was $35 million or $0.14 per diluted share, compared with $33 million or $0.14 per diluted share during the same period in 2005.
Funds from operations for the three months ended September 30, 2006, totaled $109 million or $0.46 per diluted share, up from $97 million or $0.41 per diluted share during the same period in 2005.
Net income for the nine months ended September 30, 2006 was $114 million or $0.48 per diluted share, compared with $117 million or $0.49 per diluted share during the same period in 2005. The 2006 results included a one-time non-cash adjustment for a change in the Canadian corporate tax rate of approximately C$18 million or $0.07 per diluted share. Prior to this adjustment, net income was $130 million or $0.55 per diluted share.
For the nine months ended September 30, 2006, funds from operations totaled $318 million or $1.35 per diluted share, up from $297 million or $1.26 per diluted share during the same period in 2005. Funds from operations and gains for the nine months ended September 30, 2006 was $362 million or $1.54 per diluted share.
Commercial property net operating income, including fees, for the third quarter of 2006 was $182 million, up from $160 million for the third quarter of 2005. Commercial property net operating income for the nine months ended September 30, 2006 was $533 million, up from $488 million for the same period in 2005.

Residential development operations contributed $37 million of net operating income in the third quarter of 2006, up from $24 million in the third quarter of 2005. Residential development operations contributed $93 million of net operating income in the first nine months of 2006, up from $61 million in the same period of 2005.
SIGNIFICANT EVENTS OF THE THIRD QUARTER
Completed the acquisition of Trizec in a $7.2 billion transaction subsequent to quarter-end. Holders of shares of Trizec Properties’ common stock received $29.0209 in cash per share from Brookfield Properties and a joint venture private equity partner. The outstanding shares of Trizec Canada were acquired for US$30.9809 per share. The portfolio, acquired in Brookfield Properties’ U.S. office fund and with the joint venture partner, consists of approximately 26 million square feet in New York, Washington, D.C., Los Angeles and Houston. These markets are consistent with Brookfield Properties’ strategy to invest in cities with strong financial services, government and energy sector tenants.
Acquired the 1.2 million square foot Four Allen Center, Houston, in Brookfield Properties’ U.S. office fund and with the joint venture partner for $120 million, and leased the entire building to Chevron. The acquisition was fully financed with a seven-year, interest-only 5.77% coupon mortgage. Brookfield Properties is now the largest office property owner in downtown Houston with 7.4 million square feet of premier assets.
Financed 53 State Street and One Bethesda Center. 53 State Street, Boston, was refinanced for $280 million with a 10-year, interest-only 5.96% coupon. One Bethesda Center, Bethesda, Maryland, was financed for $53 million with a 10-year, interest-only 5.66% coupon. These recourse-only financings were an increase of $124 million over current debt on the properties.
OPERATING HIGHLIGHTS
After leasing 1.2 million square feet, and an additional 1.3 million square feet in development properties, Brookfield Properties’ leasing for the third quarter totaled 2.5 million square feet. The company’s year-to-date leasing totaled 4.8 million square feet, over three times the amount contractually expiring. Brookfield Properties’ portfolio-wide occupancy rate finished the third quarter at 96%, up 110 basis points from the prior quarter and up 200 basis points from the third quarter of 2005. Highlights include:
New York
•	Twenty-year expansion with Willis of New York Inc. for 201,000 square feet at One World Financial Center

•	Ten-year renewal and expansion with Major League Baseball for 148,000 square feet at 245 Park Avenue

•	Twenty-year expansion with Royal Alliance Associates for 80,000 square feet at One World Financial Center

•	Ten-year lease with Empire Health Choice for 51,000 square feet at One Liberty Plaza
Toronto
•	Ten-year lease for 44,000 square feet with Halcrow Yolles at Queen’s Quay Terminal

•	Five and a half year lease for 43,000 square feet with University Health Network at Atrium on Bay

•	Two-year renewal for 43,000 square feet with Bennett Jones at First Canadian Place

Development
•	In addition to a 1.2 million square foot lease with Chevron at Four Allen Center, Houston, Brookfield Properties signed a ten-year lease for 130,000 square feet with Compton Petroleum Corp., relocating from Fifth Avenue Place to the new Bankers Court development in Calgary
Brookfield Properties’ residential development operations contributed $37 million of net operating income in the third quarter of 2006, and a total of $93 million of net operating income for the first nine months of 2006, outperforming 2005 by 54% for the third quarter and 52% for the first nine months of the year. Fueled primarily by the demand in Calgary and Edmonton, residential development operations are on pace to outperform last year’s record results.
OUTLOOK
“Following the successful closing of Trizec, we are focused on the asset management of our newly-acquired properties with the goal of surfacing value,” said Ric Clark, President & CEO of Brookfield Properties Corporation. “We are pleased to have expanded into two new markets, Houston and downtown Los Angeles, and to have added a number of prestigious firms to our already-strong tenant roster.”
* * *
Net Operating Income and FFO
This press release and accompanying financial information make reference to net operating income and funds from operations (“FFO”) on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative and income tax expenses. FFO is defined as net income prior to extraordinary items, non-cash items and depreciation and amortization. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a relevant measure to analyze real estate, as commercial properties generally appreciate rather than depreciate. The company provides the components of net operating income and a full reconciliation from net income to FFO with the financial statements accompanying this press release. The company reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. Net operating income and FFO are both non-GAAP measures which do not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.
Forward-Looking Statements
This press release, particularly the “Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.
Dividend Declaration
The Board of Directors of Brookfield Properties declared a quarterly common share dividend of $0.19 per share payable on December 29, 2006 to shareholders of record at the close of business on December 1, 2006. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. The quarterly dividends payable for the Class AAA Series F, G, H, I, J and K preferred shares were also declared payable on December 29, 2006 to shareholders of record at the close of business on December 15, 2006.
Conference Call
Brookfield Properties’ 2006 third quarter investor conference call can be accessed by teleconference on Thursday, November 2, 2006 at 11:00 a.m. Eastern time by dialing 866-202-4367; pass code 93873032, five minutes prior to the scheduled start of the call. A replay of this call can be accessed through November 9, 2006 by dialing 888-286-8010, pass code 26163958. The call is also being webcast at www.brookfieldproperties.com which can be accessed for 30 days following the live call.
Supplemental Information
Investors, analysts and other interested parties can access Brookfield Properties’ Supplemental Information Package at www.brookfieldproperties.com under the Investor Relations/Financial Reports section. This additional financial information should be read in conjunction with this press release.
Brookfield Properties Profile
One of North America’s largest commercial real estate companies, Brookfield Properties Corporation owns, develops and manages premier office properties. Subsequent to the completion of the Trizec acquisition, the portfolio is comprised of 106 properties totaling 73 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, BCE Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. Brookfield Properties also holds interests in over 13 million square feet of high-quality, centrally-located development properties in its major markets. The company trades on the New York and Toronto stock exchanges under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417–7215; email: mcoley@brookfieldproperties.com.

CONSOLIDATED BALANCE SHEET

(US Millions)	September 30, 2006	December 31, 2005

Assets
Commercial properties	$7,844	$7,430
Development properties	1,112	615
Receivables and other	1,014	955
Restricted cash and deposits	398	316
Cash and cash equivalents	123	64
Marketable securities	—	58
Assets held for sale	—	75

	$10,491	$9,513

Liabilities
Commercial property debt	$5,924	$5,216
Accounts payable and other liabilities	831	626
Future income tax liability	262	188
Liabilities related to assets held for sale	—	51
Capital securities	1,137	1,101
Non-controlling interests	70	59
Preferred equity — subsidiaries	341	329

Shareholders’ equity
Preferred equity — corporate	45	45
Common equity	1,881	1,898

	$10,491	$9,513

CONSOLIDATED STATEMENT OF INCOME

	Three months ended Sept. 30		Nine months ended Sept. 30
(US Millions, except per share amounts)	2006	2005	2006	2005

Total revenue	$428	$373	$1,243	$1,075

Net operating income
Commercial property operations	$182	$160	$533	$488
Residential development operations	37	24	93	61
Interest and other	9	10	30	31

	228	194	656	580
Expenses
Interest	97	84	278	244
General and administrative	15	11	44	33
Non-controlling interests	7	4	17	12

	109	95	317	291
Depreciation and amortization	51	41	147	116
Future income taxes	23	22	86	61

Net income from continuing operations	$35	$32	$84	$114

Discontinued Operations	—	1	30	3

Net income	$35	$33	$114	$117

Net income per share — diluted
Prior to discontinued operations	$0.14	$0.14	$0.35	$0.48
Discontinued operations	—	—	0.13	0.01

	$0.14	$0.14	$0.48	$0.49

Funds from operations per share — diluted
Prior to property disposition gains and discontinued operations	$0.46	$0.40	$1.35	$1.23
Property disposition gains	—	—	$0.19	—
Discontinued operations	—	0.01	—	0.03
	$0.46	$0.41	$1.54	$1.26

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

	Three months ended Sept 30		Nine months ended Sept 30
(US Millions)	2006	2005	2006	2005

Net income	$35	$33	$114	$117
Depreciation and amortization(i)	51	42	147	119
Future income taxes(ii)	23	22	101	61

Funds from operations and gains	$109	$97	$362	$297
Property disposition gains	—	—	(44)	--

Funds from operations	$109	$97	$318	$297

(i)	Includes depreciation and amortization from discontinued operations of $1 million and $3 million for the three and nine months ended September 30, 2005, respectively.

(ii)	Includes future income taxes from discontinued operations of nil and $15 million for the three and nine months ended September 30, 2006, respectively.
FUNDS FROM OPERATIONS PER DILUTED SHARE

	Three months ended Sept 30		Nine months ended Sept 30
(US Millions except per share amounts)	2006	2005	2006	2005

Funds from operations	$109	$97	$318	$297
Preferred share dividends	(1)	(1)	(2)	(2)

Funds available to common shareholders	$108	$96	$316	$295

Weighted average shares outstanding	233.5	233.4	233.3	234.5
Funds from operations per share	$0.46	$0.41	$1.35	$1.26

DISCONTINUED OPERATIONS

	Three months ended Sept 30		Nine months ended Sept 30
(US Millions except per share amounts)	2006	2005	2006	2005

Property disposition gains	$—	$—	$44	$—
Revenue from properties sold	—	5	4	15
Operating expenses	—	(2)	(2)	(6)

	$—	$3	$46	$9
Interest expense	—	(1)	(1)	(3)

Funds from discontinued operations and gains	$—	$2	$45	$6
Depreciation and amortization	—	(1)	—	(3)
Future income taxes	—	—	(15)	—

Discontinued operations	$—	$1	$30	$3

Net income per share — discontinued operations	$—	$—	$0.13	$0.01

COMMERCIAL PROPERTY NET OPERATING INCOME

	Three months ended Sept 30		Nine months ended Sept 30
(US Millions)	2006	2005	2006	2005

Revenue from continuing operations	$304	$263	$886	$782
Recurring fee income	7	5	20	14
Non-recurring fee income	3	—	5	2

Total commercial property revenue	$314	$268	$911	$798
Operating expenses	(132)	(108)	(378)	(310)

Net operating income	$182	$160	$533	$488

RESIDENTIAL DEVELOPMENT NET OPERATING INCOME

	Three months ended Sept 30		Nine months ended Sept 30
(US Millions)	2006	2005	2006	2005

Revenue	$105	$95	$302	$231
Operating expenses	(68)	(71)	(209)	(170)

Net operating income	$37	$24	$93	$61